

May 7, 2013

<u>Via E-mail</u>
Lawrence P. Tu
Senior Vice President and General Counsel
Dell Inc.
One Dell Way
Round Rock, Texas 78682

> **Re: Dell Inc.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed May 2, 2013 by Dell Inc., Denali Holding Inc., Silver Lake Partners III,**
> **L.P., Mr. Michael S. Dell, MSDC Management, L.P., et al.**
> **File No. 005-42053**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **File No. 000-17017**
> **Filed May 2, 2013**

Dear Mr. Tu:

        We have reviewed your amended filings and have the following comments. As appropriate, please file a revised Schedule 13E-3 and accompanying proxy statement to address these comments. Unless otherwise noted, references to prior comments refer to our letter dated April 25, 2013.

<u>Schedule 13E-3</u>

<u>Exhibits</u>

1.   Exhibit (c)(30) added in response to prior comment eight includes a disclaimer effectively one paragraph in length. The disclaimer suggests that Dell's unaffiliated shareholders may not be able to rely upon these materials and related disclosures. Please supplement the exhibit and/or revise the narrative disclosures to make clear, if true, that J.P. Morgan has provided its unqualified written approval for the unconditional inclusion of these materials in the proxy statement and Schedule 13E-3. To the extent the objectionable statements are not so supplemented, please provide the qualifying disclosures requested by the Division of Corporation Finance which are accessible via the following link: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm In addition, please review all exhibits relating to the financial advisor presentations and make conforming changes as appropriate.

Lawrence P. Tu
Dell Inc.
May 7, 2013
Page 2

Potential Change of Control Payments to Other Executive Officers Table

2.   We noticed that the disclosure regarding the potential for change of control payments
        appearing on page 119 of the marked submission included a reference to the section
        regarding "Retention Cash Bonus Awards." Notwithstanding the disclosure that the
        "retention awards are not directly related to the merger," advise us what consideration has
        been given to providing the disclosures required by Item 402(t)(2) and (3) with respect to
        this compensation. For example, advise us why such compensation does not "otherwise
        relate" to the Rule 13e-3 transaction. In addition, advise us, with a view toward revised
        disclosure, whether Item 15 of Schedule 13E-3 needs to be amended to incorporate by
        reference the new disclosures provided in response to prior comment 31.

Preliminary Proxy Statement on Schedule 14A

3.   We note the revised disclosure included in response to prior comment 14.
        Notwithstanding these disclosures, please revise to make clear, if true, that the Board's
        determination the merger is fair to Dell's unaffiliated security holders was a
        determination made on behalf of Dell. While we recognize the amended disclosures did
        indicate the Board was making a representation on behalf of Dell in one instance, the
        amendment did not reflect Dell's fairness determination when directed to unaffiliated
        security holders, the constituency identified in Item 1014(a) of Regulation M-A.

        You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 or, in her absence, the
undersigned at (202) 551-3266 with any questions.

                                            Sincerely,

                                            /s/ Nicholas P. Panos

                                            Nicholas P. Panos
                                            Senior Special Counsel
                                            Office of Merger & Acquisitions

cc: Via Email
        Jeffrey J. Rosen, Esq.
        Debevoise & Plimpton LLP